UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Tuesday Morning Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

899035505

(CUSIP Number)

Mr. Kenneth Traub
Delta Value Group, LLC
902 Broadway, 6th Floor
New York, New York 10010
(888) 418-9964

With a copy to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 318-3000

Attn: Steven Suzzan, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899035505

1	Name of Reporting Person Delta Value Group Investment Partnership, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,743,205
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,743,205
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,205
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 5.84% (1)
14	Type of Reporting Person PN

(1)

Based upon 46,957,928 shares of Common Stock of the Issuer outstanding as of September 10, 2020, as reported by the Issuer in its Form 10-K for the fiscal year ended June 30, 2020 filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020.

CUSIP No. 899035505

1	Name of Reporting Person Delta Value Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,743,205
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,743,205
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,205
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 5.84% (1)
14	Type of Reporting Person CO

(1)

Based upon 46,957,928 shares of Common Stock of the Issuer outstanding as of September 10, 2020, as reported by the Issuer in its Form 10-K for the fiscal year ended June 30, 2020 filed with the SEC on September 14, 2020.

CUSIP No. 899035505

1	Name of Reporting Person Kenneth Traub
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,743,205
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,743,205
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,743,205
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 5.84% (1)
14	Type of Reporting Person IN

(1)

Based upon 46,957,928 shares of Common Stock of the Issuer outstanding as of September 10, 2020, as reported by the Issuer in its Form 10-K for the fiscal year ended June 30, 2020 filed with the SEC on September 14, 2020.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) relating to the beneficial ownership of the Common Stock, par value $0.01 per share (the “Shares”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”), filed by (i) Delta Value Group Investment Partnership, LP, a Delaware limited partnership (“DVG Fund”), with respect to the Shares directly and beneficially owned by it, (ii) Delta Value Group, LLC, a Delaware limited liability company (“DVG GP”), as the sole general partner of DVG Fund, and (iii) Kenneth Traub (“Traub”), as the sole managing member of DVG GP on February 13, 2020. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D. This Amendment is being filed to report a greater than 1% decrease in the percentage of shares beneficially owned by the Reporting Persons. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Since the Schedule 13D was filed and announced, DVG Fund has sold (i) 470,000 shares of the Shares at an average price per share of $0.4766 in the open market on September 8, 2020, and (ii) 635,180 shares of the Shares at an average price per share of $0.5311 in the open market on September 14, 2020, resulting in the sale of a total 1,105,180 shares of the Shares.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph thereof in its entirety and replacing it with the following:

On May 27, 2020, the Issuer filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division. The Issuer has issued press releases and made filings with the Securities and Exchange Commission and Bankruptcy Court describing the Issuer’s business, the bankruptcy process and the effect of the bankruptcy on the trading of the Common Stock, among other things. The Reporting Persons may engage in discussions with the Issuer, stockholders of the Issuer or other parties about the Issuer and the Reporting Persons’ investment and with respect to one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Since the Schedule 13D was filed, DVG Fund has sold (i) 470,000 of the Shares at an average price per share of $0.4766 in the open market on September 8, 2020, and (ii) 635,180 of the Shares at an average price per share of $0.5311 in the open market on September 14, 2020, resulting in the sale of a total of 1,105,180 of the Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)	As of the date hereof, the Shares are held directly by DVG Fund. DVG GP serves as the general partner of and investment manager to DVG Fund. By reason of such relationships, DVG GP may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by DVG Fund. DVG GP disclaims beneficial ownership of all such shares. Traub serves as sole managing member of DVG GP. By reason of such relationship, Traub may be deemed to share voting and dispositive power over the Shares listed as beneficially owned by DVG Fund. Traub disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in DVG Fund and DVG GP.

(c)	The transactions in the Shares by DVG Fund during the past sixty days are set forth below:

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Sale of Common Stock	(635,180)	0.5311	September 14, 2020
Sale of Common Stock	(470,000)	0.4766	September 8, 2020

(d)	Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2020

DELTA VALUE GROUP INVESTMENT PARTNERSHIP, LP

By:	DELTA VALUE GROUP, LLC, its General Partner

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Member

DELTA VALUE GROUP, LLC

By:	/s/ Kenneth Traub
Name: Kenneth Traub
Title: Managing Member

KENNETH TRAUB

/s/ Kenneth Traub